CANARC RESOURCE CORP.

800-850 West Hastings Street

Vancouver, British Columbia

V6C 1E1

Tel. No. (604) 685-9700

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of CANARC RESOURCE CORP. (the "Company") will be held at the Terminal City Club, Gibson Suite, 837 West Hastings Street, Vancouver, B.C. V6C 1B6, on Tuesday, June 12, 2007 at 10:00 a.m. (local time) to transact the usual business of an Annual General Meeting and for the following purposes:

1.

To receive the Report of the Directors to the Members.

2.

To receive and consider the financial statements of the Company and its subsidiaries for the fiscal period ended December 31, 2006, including the accompanying notes and the auditor’s report, and the annual Management Discussion and Analysis.

3.

To elect directors to hold office until the close of the next Annual General Meeting.

4.

To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting.

5.

To authorize the directors to fix the remuneration to be paid to the auditor of the Company.

6.

To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.  Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to June 12, 2007 being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on May 4, 2007 as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead.  If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. this 10th day of May, 2007.

BY ORDER OF THE BOARD

CANARC RESOURCE CORP.

"Bradford J. Cooke"

Bradford J. Cooke, Chairman

CANARC RESOURCE CORP

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual General Meeting to be held on June 12, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Pacific Time, on June 8, 2007.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

To Vote Using the Internet

• Call the number listed BELOW from a touch tone • Go to the following web site: telephone. www.investorvote.com

1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

05AP07099.E.SEDAR.000001/000001/i

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER HOLDER ACCOUNT NUMBER

A C C E S S N U

Appointment of Proxyholder

The undersigned ("Registered Shareholder") of Canarc Resource Corp. (the Print the name of the person you are "Company") hereby appoint(s): Stewart L. Lockwood, an officer of the Company, **appointing if this person is someone** or failing this person, Bradford J. Cooke, an officer of the Company, or failing this OR **other than the Management** person, Philip Yee, an officer of the Company, **Nominees listed herein.**

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Canarc Resource Corp. to be held at the Terminal City Club, Gibson Suite, 837 West Hastings Street, Vancouver, B.C. V6C 1B6 on Tuesday, June 12, 2007 at 10:00 a.m. (Pacific Time) and at any adjournment thereof.

1. Election of Directors

For **Withhold**

For **Withhold**

For **W i t**

01. Bradford J. Cooke

02. Leonard Harris

03. Derek Bullock

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04. William Price

2. Appointment of Auditor

Appointment of KPMG LLP as Auditors of the Corporation for the ensuing year.

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3. Auditors' Remuneration

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Authorized Signature(s) - This section must be completed Signature(s) Date for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by**

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Interim Financial Statements & MD&A
Annual Financial Statements & MD&A

MM / DD / YY

Mark this box if you would like to receive interim financial statements and accompanying

☐

Mark this box if you would like to receive the Annual Financial Management's Discussion and Analysis by mail.

Statements and accompanying Management's Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

CANARC RESOURCE CORP.

800-850 West Hastings Street

Vancouver, B.C.

V6C 1E1

MANAGEMENT INFORMATION CIRCULAR

As at May 9, 2007

unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of CANARC RESOURCE CORP. (the "Company"), at the time and place and for the purposes set forth in the Notice of Meeting.

It is expected that the solicitation will be primarily by mail.  Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at a nominal cost.  The cost of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are nominees of the Company's management.  A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the Annual General Meeting (the “Meeting”) may do so either by:

(a)

STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b)

BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time fixed for the Meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing by the shareholder or by his attorney in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the office of Computershare Trust Company, Proxy Department, or to the registered office of the Company, #1040 - 999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting or any adjournment thereof, or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made.  IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters, which may properly come before the Meeting.  As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the Meeting other than those referred to in the accompanying Notice of Meeting.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”.  Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

In accordance with the requirements of National Policy 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators, the Company has elected to send the notice of meeting, this information circular and proxy (collectively the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

NOTICE TO BENEFICIAL HOLDERS OF COMMON SHARES

Applicable regulatory policy requires intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Every intermediary/broker has its own mailing procedures, and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by a broker is identical to the form of proxy provided to Registered Shareholders.  However, its purpose is limited to instructing the broker/nominee how to vote on behalf of the Beneficial Shareholder.  Most brokers delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”).  ADP typically provides Beneficial Shareholders with their own form of proxy, and asks Beneficial Shareholders to return the proxy forms to ADP or to vote their Shares by telephone.  A Beneficial Shareholder receiving such a proxy from ADP cannot use that proxy to vote his or her shares directly at the Meeting.  Accordingly, it is strongly recommended that Beneficial Shareholders return their completed proxies, or record their votes by telephone with ADP, well in advance of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors:

(a)

any director or executive officer of the Company at any time since the commencement of the Company's last completed financial year;

(b)

any proposed nominee for election as a director of the Company; and

(c)

any associate or affiliate of any of the foregoing persons.

FINANCIAL STATEMENTS, DIRECTORS REPORT, management’s discussion and analysis & ADDITIONAL INFORMATION

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Company will recommend to the Meeting to appoint KPMG LLP, Chartered Accountants, of 9th floor, 777 Dunsmuir Street, P.O. Box 10426, Pacific Centre, Vancouver, British Columbia, V7Y 1K3 as auditor of the Company to hold office until the close of the next Annual General Meeting of shareholders.  It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue unlimited common shares without par value (the "Common Shares").  68,708,893 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held.  The directors of the Company fixed May 4, 2007 as the record date for the determination of the shareholders entitled to vote at the Annual General Meeting.

To the knowledge of the directors and senior officers of the Company, there are no persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to elect four directors for the ensuing year. The term of office of each of the present directors expires at the Meeting.

The persons named in the following table are proposed by management for election as directors of the Company.  Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.  In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  THE COMPANY HAS NOT RECEIVED NOTICE OF, AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO, THE NAMED NOMINEES.

The following information concerning the respective nominees has been furnished by each of them:

Name, Province/State and Country of Ordinary Residence	Present principal occupation, business or employment and, if not elected a director by vote of security holder, principal occupation, business or employment during the past five years(2)	Term of service as a director of the Company and Proposed Expiry Date(1) and First and Last Position in the Company	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised(3)
Bradford J. Cooke British Columbia, Canada	Chairman and CEO of Canarc Resource Corp. and Endeavour Silver Corp.	President, CEO and Director from Jan. 22, 1987 to Jan. 1, 2006; Chairman, CEO and Director since Jan. 1, 2006	635,480

Derek Bullock(4) Ontario, Canada	President, Delitova Corporation	Director since March 12, 1996	5
Leonard Harris(4) Colorado, U.S.A.	Retired, former President and General Manager of Newmont Peru Ltd.	Director since June 5, 2001	200,000
William Price(4) California, U.S.A. Director	Retired; Former Chairman, CEO and Chief Equity Investment Officer of RCM Capital Management LLC (Emeritus from 2003 to present)	Director since May 31, 2005	5,556,000

(1)

The term of office of the directors will expire at the Company’s next Annual General Meeting.

(2)

Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.

(3)

Securities beneficially owned by directors is based on information furnished to the Company by the nominees.

(4)

Member of Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

Reference is made to Schedule "A" attached hereto and forming a part hereof.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER

 EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company currently has in place is the Company’s Incentive Stock Option Plan (the “Plan”) which was created by the Company in June 1993 and revised in October 1994, May 1996, May 1998, June 2000 and May 2005 and May 2006.  The Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company.  The Plan is administered by a committee of the board of directors of the Company.  The Plan provides that options will be issued to directors, officers, employees and consultants of the Company or a subsidiary of the Company.  The Plan provides that the number of common shares issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 18,374,095 Common Shares.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2006.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	7,929,000 options	$0.54	11,131,450*
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	7,929,000	$0.54	11,131,450*

* As at May 4, 2007

INCENTIVE STOCK OPTION PLAN

(a)

Summary of General Requirements

An Incentive Stock Option Plan (the “Plan”) was created by the Company in June 1993 and revised in October 1994, May 1996, May 1998, June 2000, May 2005 and May 2006.  The objective of the Plan is to provide for and encourage ownership of common shares of the Company by its directors, officers, key employees, and consultants and those of any subsidiary companies so that such persons may increase their stake in the Company and benefit from increases in the value of the common shares.  The Plan is designed to be competitive with the benefit programs of other companies in the natural resource industry.  It is the view of management that the Plan is a significant incentive for the directors, officers, key employees, and consultants to continue and to increase their efforts in promoting the Company's operations to the mutual benefit of both the Company and such individuals.

As at May 1, 2007, incentive stock options to purchase up to a total of 7,789,000 common shares are outstanding (11.3% of the Company’s current issued and outstanding share capital).

(b)

Granting of Options

During the most recently completed financial year (January 1, 2006 to December 31, 2006) (the "Financial Period"), the Company granted the following incentive stock options to its directors and other insiders:

Name of Optionee	Date of Grant	No. of Shares	Consider-ation received for Options	Exercise Price Per Share	Expiry Date
John McClintock[1]	June 29, 2006	75,000	Nominal	$0.69	June 29, 2011
Bradford Cooke	June 29, 2006	175,000	Nominal	$0.69	June 29, 2011
Chris Theodoropoulos	June 29, 2006	125,000	Nominal	$0.69	June 29, 2011
Leonard Harris	June 29, 2006	125,000	Nominal	$0.69	June 29, 2011
William Price	June 29, 2006	125,000	Nominal	$0.69	June 29, 2011
Derek Bullock	June 29, 2006	125,000	Nominal	$0.69	June 29, 2011
Philip Yee	June 29, 2006	100,000	Nominal	$0.69	June 29, 2011
James Moors	June 29, 2006	100,000	Nominal	$0.69	June 29, 2011
Bruce Bried[2]	June 29, 2006	75,000	Nominal	$0.69	June 29, 2011

1  President of the Company until February 15, 2007.  His Options expired March 13, 2007.

2  Was appointed President of the Company on February 15, 2007.

Reference is made to the section captioned "Election of Directors" for further details with respect to the present positions of the aforesaid persons and number of shares held in the Company.

(c)

Exercise of Options

The following are particulars of incentive stock options exercised (or cancelled in lieu of share appreciation rights (SAR shares)) by the directors and other insiders of the Company during the Financial Period, based on information furnished to the Company by the nominees, or as posted by them on SEDI:

No. of Options	Exercise Price Per Share	Date of Exercise	Closing Price(1) per Share on Exercise Date	Aggregate Net Value (2)
50,000	$0.52	April 3, 2006	$0.82	$15,000
100,000	$0.35	April 20, 2006	$$0.79	$44,000
200,000	$0.35	Feb.21 through March 28, 2006	$0.80 to $0.86	$96,750

(1)

Aggregate net value represents the market value at exercise, (based on the Closing Price) less the exercise price at the date of exercise.

(d)

Summary of Number of Securities under Option

In summary:

(i)

Incentive stock options to purchase a total of 1,490,000 common shares without par value were granted during the Financial Period, of which options to purchase up to a total of 1,025,000 common shares were granted to insiders (including those granted to Bruce Bried, appointed as President on February 15, 2007).

(ii)

As at May 4, 2007, incentive stock options to purchase up to a total of 7,789,000 common shares are outstanding (11.3% of the Company’s current issued and outstanding share capital), of which options to purchase up to a total of 6,724,000 shares pertain to insiders (9.8% of the Company’s current issued and outstanding share capital, including those granted to Bruce Bried, appointed as President on February 15, 2007); and

(iii)

As at May 4, 2007, the Closing Reserve Balance of the Plan was incentive stock options to purchase up to a total of 11,131,450 common shares are outstanding (16.2% of the Company’s current issued and outstanding share capital).

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.   The term “informed person” as defined in National Instrument 51-102, Continuous Disclosure Obligations, means:

(a)

a director or executive officer of a reporting issuer;

(b)

a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;

(c)

any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)

a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person other than a director or executive officer of the Company or its subsidiaries.

AUDIT COMMITTEE

1.

The Audit Committee’s Charter

Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) came into force on March 30, 2004 and became applicable to all issuers listed on the TSX Toronto Stock Exchange by July 1, 2005.  The Company adopted an Audit Committee Charter effective May 31, 2005, a copy of which was attached to the Management Information Circular for the Company’s May 31, 2005 Annual and Special General Meeting.  A copy of the Information Circular relating to the aforesaid meeting with the Audit Committee Charter attached thereto as a schedule may be found on SEDAR at www.sedar.com.

MI 52-110, Audit Committees, of the Canadian Securities Administrators requires that every issuer disclose certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth below.

2.

Composition of the Audit Committee

The Company’s audit committee is comprised of three directors, as set forth below:

Derek Bullock

Leonard Harris

William Price

As defined in MI 52-110, Derek Bullock, Leonard Harris and William Price are “independent”.  The Company therefore meets the requirement of MI 52-110 that all audit committee members be independent.

All of the members of the audit committee are financially literate, meaning that he must be able to read and understand financial statements.

3.

Relevant Education and Experience

Leonard Harris - Mr. Harris is a professional engineer with a Metallurgy diploma and 50 years experience in all aspects of mineral processing and mining operations world wide, including the construction of the Yanacocha gold mine in Peru.  Since 1995, Mr. Harris has been a consultant and director of several small cap mining companies including Glamis Gold (former director), Solitario Resources, Alamos Gold Inc., Corriente Resources (former director), Cardero Resources, Endeavour Silver Corp. and the Company, as well as Aztec Metals Corp. (a private company).

Derek Bullock - Mr. Bullock has a Masters degree from Queens University and is the past President of Iamgold Corporation.  He is currently on the audit committee of Iamgold Corporation and is also on the audit committee of Goldcrest Resources Ltd.

William Price – Mr. Price has significant experience and expertise in the financial world, having served as the Chairman, CEO and CIO of RCM Capital Management LLC and as Global Chief Investment Officer of Allianz Global Investors AG.  Mr. Price was a research analyst in the 1960’s for well recognized firms in the US equity markets, taking on the additional responsibility of portfolio manager with Donaldson, Lufkin, Jenrette in 1970.  Starting in 1977, Mr. Price became an early partner in RCM Capital Management and ultimately led the Company as CEO.  RCM Capital Management had more than US$30 billion under management upon his retirement in 2003.

4.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the following exemptions:

(a)

the exemption in section 2.4. De Minimis Non-audit Services;,

(b)

the exemption in section 3.2 Initial Public Offerings;

(c)

the exemption in section 3.4 Events Outside Control of Member;

(d)

the exemption in section 3.5 Death, Disability or Resignation of Audit Committee Member; or

(e)

an exemption from Multilateral Instrument 52-110, Audit Committees, in whole or part granted under Section 8, Exemptions

5.

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the exemption in subsection 3.3(2), Controlled Companies, or section 3.6, Temporary Exemption for Limited and Exceptional Circumstances.

6.

Reliance on Section 3.8

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the exemption in section 3.8, Acquisition of Financial Literacy.

7.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, has a recommendation of the Committee to nominate or compensate an external auditor not been adopted by the Board or Directors.

8.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.  Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors and, where applicable, by the audit committee, on a case-by-case basis.

9.

External Auditor Service Fees (By Category)

Set forth below are details of certain service fees paid to the Company’s external auditor in each of the last two fiscal years for audit services:

Financial Year End	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31/2005	$55,000	$15,000	Nil	Nil
December 31/2006	$65,000	$15,000 (estimated)	Nil	Nil

(1)

The aggregate fees billed by the Company’s external auditor

(2)

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”.

(3)

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the company’s external auditor for tax compliance, tax advice and tax planning.

(4)

The aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported under clauses 1, 2 and 3 above.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company is required to report annually to its shareholders on its corporate governance practices and policies with reference to National Policy 58-201, Corporate Governance Guidelines (the “Policy”) and National Instrument 58-101, Disclosure of Corporate Governance Practices, as adopted by the Canadian Securities Administrators, and effective June 30, 2005.

The Board of Directors

Certain directors of the Company are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions, as follows:

Director	Other Reporting Issuers
Bradford Cooke	Pinnacle Mines Ltd.
Endeavour Silver Corp.
Radius Gold Inc.
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William Price	N/a

Board Mandate

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company.  Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company.  The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas:

•

the strategic planning process of the Company;

•

identification and management of the principal risks associates with the business of the Company;

•

planning for succession of management;

•

the Company's policies regarding communications with its shareholders and others; and

•

the integrity of the internal controls and management information systems of the Company.

In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position.  The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees.  The Chairman and CEO is a member of the Board, giving the Board direct access to information in his areas of responsibility.  Other management personnel regularly attend Board meetings to provide information and answer questions.  Directors also consult from time to time with management and have, on occasion, visited the properties of the Company.  The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company.  At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

Position Descriptions

The Board of directors has not yet developed written position descriptions for the Chairman, the chairman of any Board committees, the CEO, the President or the CFO, but is currently in the process of developing such written descriptions.  The Board is of the view that given the size of the Company, the relatively frequent discussions between Board members, the CEO, the President and the CFO and the experience of the individual members of the Board, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing.  The Board will evaluate this position from time to time, and if written position descriptions appear to be justified, they will be prepared.

Orientation and Continuing Education

The Board does not have a formal policy relating to the orientation of new directors and continuing education for directors.  The appointment of a new director is a relatively infrequent event in the Company’s affairs, and each situation is addressed on its merits on a case-by-case basis.  The Company has a relatively restricted scope of operations, and most candidates for Board positions will likely have past experience in the mining business; they will likely be familiar therefore with the operations of a resource company of the size and complexity of the Company.  The Board, with the assistance of counsel, keeps itself apprised of changes in the duties and responsibilities of directors and deals with material changes of those duties and responsibilities as and when the circumstances warrant.  The Board will evaluate these positions, and if changes appear to be justified, formal policies will be developed and followed.

Ethical Business Conduct

The Company has adopted a whistle blower policy, which is set out in its Charter of the Audit Committee which is available for viewing on SEDAR as a schedule to the Company’s 2005 Management Information Circular.

Nomination of Directors

The Board has neither a formal policy for identifying new candidates for Board nomination nor a permanent nominating committee.  If and when the Board determines that its size should be increased or if a director needs to be replaced, a nomination committee comprised entirely of independent directors will be struck.  The terms of reference of such a committee will be determined when it is created, but are expected to include the determination of the independence of the candidate, his or her experience in the mining business and compatibility with the other directors.

Compensation

Taking into account the Company’s present status as an exploration-stage enterprise, the Board of Directors reviews the adequacy and form of compensation provided to Directors on a periodic basis to ensure that the compensation is commensurate with the responsibilities and risks undertaken by an effective director.

Other Board Committees

At present, the Board has established an Audit Committee (as discussed elsewhere herein).  The Board of Directors is of the view that the decision to not set up various committees such as a Nominating, Human Resources, Governance, or Compensation Committee is appropriate having regard to cost and time issues and the size of the Company.

Assessments

The Board has no formal process for the assessment of the effectiveness and contribution of the individual directors.  Each director has extensive public company experience and is familiar with what is required of him.  Frequency of attendance at Board and committee meetings and the quality of participation in such meetings are two of the criteria by which the performance of a director will be assessed.

BOARD APPROVAL

The contents of this Information Circular, including the schedules thereto, and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of the Company and to the appropriate governmental agencies, have been approved in substance by the directors of the Company pursuant to resolutions passed as of May 4, 2007.

CERTIFICATE

BY ORDER OF THE BOARD

CANARC RESOURCE CORP.

“Bradford J. Cooke”

Bradford J. Cooke, Chairman

Schedule "A" to the Information Circular of

CANARC RESOURCE CORP. (the "Company")

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)

"Chief Executive Officer” or “CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b)

"Chief Financial Officer" or “CFO” means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c)

“long-term incentive plan” or “LTIP” means a plan providing compensation intended to motivate performance over a period greater than one financial year.  LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale;

(d)

“measurement period” means the period beginning at the “measurement point” which is established by the market close on the last trading day before the beginning of the Company’s fifth preceding financial year, through and including the end of the company’s most recently completed financial year.  If the class or series of securities has been publicly traded for a shorter period of time, the period covered by the comparison may correspond to that time period;

(e)

"Named Executive Officers" or “NEOs” means the following individuals:

(i)

each CEO;

(ii)

each CFO;

(iii)

each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(iv)

any additional individuals for whom disclosure would have been provided under (iii) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end.

(f)

“normal retirement age” means normal retirement age as defined in a pension plan or, if not defined, the earliest time at which a plan participant may retire without any benefit reduction due to age;

(g)

“options” includes all options, share purchase warrants and rights granted by a company or its subsidiaries as compensation for employment services or office.  An extension of an option or replacement grant is a grant of a new option.  Also, options includes any grants made to an NEO by a third party or a non-subsidiary affiliate of the Company in respect of services to the Company or a subsidiary of the Company.

(h)

“plan” includes, but is not limited to, any arrangement, whether or not set forth in any formal document and whether or not applicable to only one individual, under which cash, securities, options, SARs, phantom stock, warrants, convertible securities, shares or units that are subject to restriction on resale, performance units and performance shares, or similar instruments may be received or purchased.  It excludes the Canada Pension Plan, similar government plans and group life, health, hospitalization, medical reimbursement and relocation plans that are available generally to all salaried employees (for example, does not discriminate in scope, terms or operation in favour of executive officers or directors);

(i)

“replacement grant” means the grant of an option or SAR reasonably related to any prior or potential cancellation of an option or SAR;

(j)

“repricing” of an option or SAR means the adjustment or amendment of the exercise of base price of a previously awarded option or SAR.  Any repricing occurring through the operation of a formula or mechanism in, or applicable to, the previously awarded option or SAR equally affecting all holders of the class of securities underlying the option or SAR is excluded; and

(k)

“stock appreciation right” or “SAR” means a right, granted by the Company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of public traded securities.

Executive Compensation

During the fiscal year ended December 31, 2006, the Company had three Named Executive Officers (for the purposes of applicable securities legislation), namely Bradford J. Cooke, the CEO and former President of the Company, and Philip Yee, CFO and John McClintock (appointed the President and Chief Operating Officer as of January 1, 2006 and resigned February 15, 2007).

The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NEO Name and Principal Position	Year (1)	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs granted (#)(a)(2)	Shares or Units subject to Resale Restrictions ($)	LTIP payouts ($)	All Other Compen- sation ($)(3)
Bradford J. Cooke, Chairman and CEO	2006 2005 2004	99,207 61,779 180,000	0 0 0	8,000 8,000 8,000	175,000 300,000 200,000	Nil Nil Nil	Nil Nil Nil	0 0 0
Philip Yee, CFO	2006 2005 2004	21,700 26,697 37,721	0 0 0	0 0 0	100,000 150,000 50,000	Nil Nil Nil	Nil Nil Nil	0 0 0
John McClintock, President and COO	2006 2005 2004	181,396 N/A N/A	0 N/A N/A	0 N/A N/A	75,000 N/A N/A	Nil Nil Nil	Nil Nil Nil	0 N/A N/A

Notes:

(1)

January 1 to December 31.

(2)

An Incentive Stock Option Plan was created by the Company in June 1993 and revised in October 1994, May 1996, May 1998, June 2000, May 2005 and May 2006.  Employees of the Company are eligible for stock options and share appreciation rights (SAR’s) at the sole discretion of the Board of Directors.  The Company does not currently have a pension plan.

(3)

Including, but not limited to, amount paid, payable or accrued upon resignation, retirement or other termination of employment or change in control and insurance premiums with respect to term life insurance.

Option and Share Appreciation Rights (SAR’s)

The following table sets forth details of incentive stock options granted to each of the Named Executive Officers during the most recently completed financial year (January 1, 2006 to December 31, 2006) (the "Financial Period"):

NEO Name	Securities under Options/SARs granted (#)	Percent of Total Options/SARs granted to Employees in Financial Period(1)	Exercise or Base Price ($/Security)	Market Value of Securities underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Bradford J. Cooke	175,000	11.74%	$0.69	$0.68	June 29, 2011
Philip Yee	100,000	6.71%	$0.69	$0.68	June 29, 2011
John McClintock	75,000	5.03%	$0.69	$0.68	June 29, 2011

(1)

Reflected as a percentage of the total number of options granted to purchase common shares (1,490,000) during the Financial Period.

No incentive stock options were exercised by the Named Executive Officers during the Financial Period.

Defined Benefit or Actuarial Plan Disclosure

The Company and its subsidiaries do not have any pension plan arrangements in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the fiscal period ending December 31, 2001, the Board entered into an employment agreement with the Company’s CEO. The employment agreement also provides certain severance benefits to the executive officer in the event of termination of the agreement or in the case of a change of control where the executive officer does not continue in the employ of the Company.  The CEO is entitled to receive, as severance compensation, the equivalent of three years’ salary.

During the fiscal period ending December 31, 2006, the Company entered into an employment agreement with the Company’s former President John McClintock, effective January 1, 2006.  The employment agreement had a term of one year and expired December 31, 2006 and was renewable by the mutual written consent of both the Company and the executive officer.  The employment agreement provided that if either the Company or the executive officer did not wish to renew the Agreement, that party would notify the other party in writing no later than November 30, 2006.  There was no provision in the employment agreement for severance benefits to the executive officer in the event of termination of the agreement or in the case of a change of control.  The employment agreement provided for the assignment of the agreement to any successor corporation of the Company and would be binding upon such successor corporation.  The Company and the former President agreed to terminate the employment agreement and John McClintock resigned effective February 15, 2007.

Subsequent to the fiscal period ending December 31, 2006, the Company entered into an employment agreement with the Company’s current President Bruce Bried, effective February 15, 2007.  The employment agreement has a term of one year, to be reviewed annually.  There is no provision in the employment agreement for severance benefits to the executive officer in the event of termination of the agreement or in the case of a change of control.

Composition of Compensation Committee

The Company’s executive compensation program is administered by the board of directors (the “Board”).

Report on Executive Compensation

Compensation for each of the named executive officers, as well as for executive officers as a whole, consists of a base salary, along with annual incentive compensation in the form of an annual bonus, and a longer-term incentive in the form of stock options.  As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

The Board meets as required, but at least quarterly.  The Board reviews management compensation policies and benefits, monitors management succession planning and conducts an annual review of the overall condition and quality of the Company's human resources.  In addition, the Committee has the specific mandate to review and approve executive compensation.  In carrying out this mandate, the Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

Base Salary

The Board approves ranges for base salaries for employees at all levels of the Company based on reviews of market data from peer groups and industry in general.  The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

The Company’s CEO prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers.  The CEO’s recommendations for base salaries for the senior executive officers, including the CEO, the President and the CFO, are then submitted for approval by the Board.

Bonus

The Board annually evaluates performance and may allocates an amount for payment of bonuses to executive officers and senior management.  The aggregate amount for bonuses to be paid will vary with the degree to which targeted corporate performance was achieved for the year.  The individual performance factor allows the Company effectively to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.

The CEO prepares recommendations for the Board with respect to any bonuses to be paid to the executive officers and to senior management.

Stock Options

Directors’ and Officers’ Liability Insurance

Shareholder Return Performance Graph

The charts below compare the yearly percentage change in the cumulative total shareholder return on the Company’s common shares against the cumulative total shareholder return of the Toronto Stock Exchange 300 Total Return Index for the period commencing December 31, 2001 and ending December 31, 2006.

Chart 1 Comparison of Total Shareholder Return on Common Shares

of the Company and the Toronto Stock Exchange Indice

 (based on Canadian Funds)

The graphs assume that the initial value of the investment on the stock exchange in the Company’s common shares and in the indice was $100 on the initial date.

Compensation of Directors

During the Financial Period, compensation was paid by the Company to the directors of the Board for Board participation. A Directors’ Compensation Plan was put into place August 14, 2004 and includes paying the Directors $2,000 per financial quarter.  As well, a yearly salary and a bonus was paid by the Company to the CEO, a salary was paid ($21,702) to the CFO and a salary was paid ($181,396) to the President.

The Company has no pension plan or other arrangement for non-cash compensation to the Other Directors, except incentive stock options.  During the Financial Period:

1.

the Directors were granted incentive stock options to purchase common shares of the Company exercisable for a term of five years from the date of grant as follows:

(a)

on June 29, 2006, an aggregate of 675,000 common shares at $0.69 per share were granted to directors.

2.

the Other Directors, as a group, exercised incentive stock options to purchase common shares of the Company as follows:

Securities Acquired on Exercise (1)	Aggregate Net Value Realized(2)
250,000 Common Shares	$111,750

(1)

This figure includes all options exercised for shares and all options cancelled in exchange for SAR shares.

(2)

"Aggregate Value Realized" means the excess of the market value (as determined under the Plan) at exercise over the exercise price at the date of exercise.  Based on figures set out on SEDI by the individuals.

The exercise price of the foregoing options was not lower than the market price of the Company’s shares on the Exchange at the time of grant, in accordance with the policies of the TSX Toronto Stock Exchange and the Plan.  The terms of the option agreements provide that the options will terminate on the day after the optionee ceases to be a director of the Company, except by reason of his death, in which case his personal representative may exercise the options within one year following the date of death or the expiry date, whichever occurs first.

2

Financial Statement Request Form

In accordance with the rules of National Instrument 51-102 Continuous Disclosure Obligations, effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer’s annual financial statements and Management Discussion & Analysis (“MD & A”), the interim financial statements and MD & A, or both.  Please complete the form below if you wish to receive the statement(s) this year.

You will not automatically receive copies of the financial statements unless this card is completed and returned to Computershare Trust Company of Canada, 3rd floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9.  Copies of all previously issued annual and quarterly financial statements and related MD & A are available to the public on the SEDAR website at www.sedar.com.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company’s Mailing List in respect of its quarterly and/or annual financial statements and MD & A for the ensuing financial year.

CANARC RESOURCE CORP.

Please select one or both of the following options:

Annual Financial Statements & MD&A	Yes	No
Quarterly Financial Statements & MD&A	Yes	No

Name:

Address:

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Signature:

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